MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis may contain certain statements that include words such as "believes", "expects", "anticipates" and words of similar connotation, which would constitute forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause actual performance to be materially different; therefore, these statements should not, in any way, be taken as guarantees of future results. All forward looking statements included in this Management Discussion and Analysis are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statements.

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this annual report.

The Company

Eiger Technology, Inc. is a technology company with four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and Newlook Industries Corp. Eiger's head office is located in Toronto, Ontario and has six employees.

Onlinetel is Canada's leading provider of Voice over Internet Protocol, or VoIP, telephony services. Using its proprietary national VoIP network, Onlinetel can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over data networks such as the Internet. Onlinetel currently derives its revenue from flat rate long distance calling plans, 10-10 casual calling long distance services, carrier origination and termination services, and from advertisers on its free calling network. Onlinetel is based in Kitchener, Ontario and has 12 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of CDMA and GSM wireless phones, and multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. K-Tronik is based in New Jersey and has 18 employees.

Newlook through its wholly owned subsidiary ADH Custom Metal Fabricators Inc. is a fully integrated custom sheet metal manufacturer that specializes in custom enclosures and cabinets. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH is located in Stratford, Ontario and has 15 employees.

Results of Operations

Revenues for the three months ending December 31 2002 increased 20% to $5.8 million from $4.8 million during the same period last year, due largely to growth at Onlinetel and Eiger Net. In addition, the loss from operations decreased by 14.4% to $1.2 million for the three months ending December 31 2002 compared to $1.5 million during the same period last year. Net loss for the quarter was $1 million or ($0.03) per diluted share, compared to a loss of $0.8 million or ($0.02) per diluted share during the same quarter last year.

Onlinetel continues to post impressive growth, with revenues of over $1 million for the quarter compared with $370,000 during the comparable quarter last year and $800,000 for the quarter ending September 30 2002. In addition, due to manufacturing contracts announced on September 18 2002, Eiger Net posted strong revenue growth of 45% to $2.6 million for the quarter ending December 31 2002 compared to $1.8 million during the same quarter last year. Revenue from ongoing operations were as follows:

($'000's)                              Q1 2003          Q1 2002        Increase
                                                                      (Decrease)

Onlinetel                               1,001             370            631
Eiger                                   2,578           1,782            796
K-Tronik                                1,902           2,280           (378)
ADH                                       295             366            (71)
                                        -----           -----            ---
                                        5,776           4,798            978
                                        =====           =====            ===

Onlinetel revenue increased dramatically due to the launch and market acceptance of its Voice over IP telephony services, including flat rate long distance subscription plans, 10-10 casual calling long distance services, and carrier termination and origination services. Eiger Net and Eiger Labs revenue increased to manufacturing contracts announced on September 18 2002. K-Tronik sales declined marginally due to economic weakness and changes in the USD/CDN dollar exchange rate. And ADH sales decreased due to the reduction in outsourcing needed by its primary customers in South-western Ontario.

Expenses decreased approximately 12% during the quarter ended December 31, 2002 to $2,193,000 from $2,487,000 for the same period last year. Selling, General and

Administrative Expenses ("SG&A") decreased by approximately 11% during the quarter ended December 31, 2002 to $1,917,000 from $2,161,000 for the same period last year. SG&A consisted principally of salaries and benefits, and the operating costs associated with sales.

Interest on long term debt, other interest and bank charges also decreased during the quarter ended December 31, 2002 to $ 110,000 from $124,000 for the same period last year.

Amortization of capital assets, goodwill and other assets also decreased from $202,000 in fiscal Q1 2002 to $166,000 in fiscal Q1 2003.

Liquidity and Capital Reserves

Cash equivalents and working capital at December 31 2002 were $1,602,000 and $1,847,000 respectively as compared to $3,635,000 and $4,942,000 at September 30 2002 due to both the purchase of $1.7 million in new telephone sub-assembly equipment at Eiger Net which is expected to result in additional manufacturing contracts to those previously announced, and the elimination of $2.5 million of bank debt.

The increase in the Company's accounts payable to $8,057,000 at December 31 2002 from $4,395,000 at September 30, 2002 is due an extension of payable terms by suppliers to Eiger Net which is favourable to Eiger Net. Accounts receivable decreased to $4,226,000 at December 31 2002 from $5,004,000 at September 30 2002 and inventories increased to $4,833,000 from $4,493,000 during the comparable period.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and the labour being a large component of K-Tronik Asia's South Korean Won exposure offset by Korean Won based revenue.

                             EIGER TECHNOLOGY, INC.

                   Unaudited Consolidated Financial Statements

                  for the three months ended December 31, 2002

                            Monteith, Monteith & Co.
                              Chartered Accountants
                  208 Ontario Street Stratford, Ontario N5A 3H4
                 Telephone: (519) 271-6550   Fax: (519) 271-4796
                      E-mail: administrator@monteith.on.ca

February 25, 2003

To: The Audit Committee of Eiger Technology, Inc..

Dear Sirs/Mesdames:

      In accordance with our engagement letter dated February 17, 2003, we have reviewed the consolidated balance sheets of Eiger Technology, Inc.. as at December 31, 2002 and September 30, 2002, and the consolidated statements of operations and retained earnings, and cash flows for the three month periods ended December 31, 2002 and December 31, 2001. These consolidated financial statements are the responsibility of the Company's management.

      We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

      Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

      This report is solely for the use of the audit committee of Eiger Technology, Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.


                                                Sincerely,

                                                Monteith, Monteith & Co.
                                                ------------------------
                                                CHARTERED ACCOUNTANTS

                             EIGER TECHNOLOGY, INC.
                      Unaudited Consolidated Balance Sheet

---------------------------------------------------------------------------------
                                                     December 31     September 30
                                                        2002             2002
---------------------------------------------------------------------------------
                                                         $                 $
                                     Assets
                                     ------

Current
  Cash and Marketable Securities                      1,602,000       3,635,000
  Accounts Receivable                                 4,226,000       5,004,000
  Inventories                                         4,833,000       4,493,000
  Prepaid Expenses                                      888,000         378,000
                                                    -----------     -----------
                                                     11,549,000      13,510,000

Capital                                               6,444,000       4,867,000
Long-term Investments                                 1,650,000       1,650,000
Goodwill                                              2,990,000       3,013,000
Other                                                 1,017,000         718,000
                                                    -----------     -----------
                                                     23,650,000      23,758,000
                                                    ===========     ===========

                      Liabilities and Shareholders' Equity
                      ------------------------------------

Current
  Bank Indebtedness                                   1,500,000       4,028,000
  Accounts Payable and Accrued Liabilities            8,057,000       4,395,000
  Current Portion of Long-term Debt                     145,000         145,000
                                                    -----------     -----------
                                                      9,702,000       8,568,000
                                                    -----------     -----------
Long-term Debt                                          825,000         940,000
                                                    -----------     -----------
Non-Controlling Interest                             (2,000,000)     (1,873,000)
                                                    -----------     -----------
Shareholders' Equity
  Share Capital                                      42,257,000      42,235,000
  Contributed Surplus                                   217,000         217,000
  Retained Earnings (Deficit)                       (27,351,000)    (26,329,000)
                                                    -----------     -----------
                                                     15,123,000      16,123,000
                                                    -----------     -----------
                                                     23,650,000      23,758,000
                                                    ===========     ===========

On Behalf of the Board:

        "Gerry Racicot"                                               Director
-------------------------------------------------------
         Gerry Racicot

        "Keith Attoe"                                                 Director
-------------------------------------------------------
         Keith Attoe

                             EIGER TECHNOLOGY, INC.
      Unaudited Consolidated Statement of Operations and Retained Earnings

------------------------------------------------------------------------------------------------------------------------------------
For the three months ended December 31                               2002              2002              2001              2001
------------------------------------------------------------------------------------------------------------------------------------
                                                              (Current Quarter)   (Year-to-Date)   Current Quarter)   (Year-to-Date)
                                                                      $                 $                 $                 $
Sales                                                             5,776,000         5,776,000         4,798,000         4,798,000

Cost of Sales                                                     4,872,000         4,872,000         3,892,000         3,892,000
                                                                -----------       -----------       -----------       -----------
Gross Margin                                                        904,000           904,000           906,000           906,000
                                                                -----------       -----------       -----------       -----------
Expenses
  Selling, General and Administrative                             1,917,000         1,917,000         2,161,000         2,161,000
  Amortization of Capital Assets                                    129,000           129,000           145,000           145,000
  Amortization of Goodwill and Other Assets                          37,000            37,000            57,000            57,000
  Interest on Long-term Debt                                         18,000            18,000            11,000            11,000
  Other Interest and Bank Charges                                    92,000            92,000           113,000           113,000
                                                                -----------       -----------       -----------       -----------
                                                                  2,193,000         2,193,000         2,487,000         2,487,000
                                                                -----------       -----------       -----------       -----------
Income (Loss) from Operations                                    (1,289,000)       (1,289,000)       (1,581,000)       (1,581,000)
Other Income                                                          2,000             2,000            72,000            72,000
                                                                -----------       -----------       -----------       -----------
Income before Taxes                                              (1,287,000)       (1,287,000)       (1,509,000)       (1,509,000)
Provision for Income Taxes                                               --                --                --                --
                                                                -----------       -----------       -----------       -----------
Income before Non-controlling Interest                           (1,287,000)       (1,287,000)       (1,509,000)       (1,509,000)
Non-controlling Interest                                           (265,000)         (265,000)         (725,000)         (725,000)
                                                                -----------       -----------       -----------       -----------
Net Income (Loss) for the Period                                 (1,022,000)       (1,022,000)         (784,000)         (784,000)
Retained Earnings (Deficit), Beginning of Period                (26,329,000)      (26,329,000)      (21,091,000)      (21,091,000)
                                                                -----------       -----------       -----------       -----------
Retained Earnings (Deficit), End of Period                      (27,351,000)      (27,351,000)      (21,875,000)      (21,875,000)
                                                                ===========       ===========       ===========       ===========

Earnings Per Share:
  Basic                                                               (0.03)            (0.03)            (0.02)            (0.02)
                                                                ===========       ===========       ===========       ===========
  Diluted                                                             (0.03)            (0.03)            (0.02)            (0.02)
                                                                ===========       ===========       ===========       ===========

                             EIGER TECHNOLOGY, INC.
                 Unaudited Consolidated Statement of Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
For the three months ended December 31                              2002             2002              2001            2001
------------------------------------------------------------------------------------------------------------------------------------
                                                             (Current Quarter)  (Year-to-Date)   Current Quarter)  (Year-to-Date)
                                                                      $                $                 $               $
Operating Activities
  Net Income (Loss) for the Period                               (1,022,000)      (1,022,000)        (784,000)        (784,000)
  Items not Involving Cash
      Amortization                                                  166,000          166,000          202,000          202,000
                                                                 ----------       ----------        ---------        ---------
                                                                   (856,000)        (856,000)        (582,000)        (582,000)
      Changes in Non-cash Operating Accounts
        Accounts Receivable                                         778,000          778,000        2,463,000        2,463,000
        Inventories                                                (340,000)        (340,000)         653,000          653,000
        Prepaid Expenses                                           (510,000)        (510,000)          63,000           63,000
        Accounts Payable                                          3,662,000        3,662,000         (713,000)        (713,000)
        Non-controlling Interest                                   (265,000)        (265,000)        (725,000)        (725,000)
                                                                 ----------       ----------        ---------        ---------
                                                                  2,469,000        2,469,000        1,159,000        1,159,000
                                                                 ----------       ----------        ---------        ---------
Investment Activities
  Sale (Purchase) of Capital Assets                              (1,706,000)      (1,706,000)        (296,000)        (296,000)
  Long-term Investments                                                  --               --          (14,000)         (14,000)
  Goodwill and Other Assets                                        (313,000)        (313,000)         444,000          444,000
                                                                 ----------       ----------        ---------        ---------
                                                                 (2,019,000)      (2,019,000)         134,000          134,000
                                                                 ----------       ----------        ---------        ---------
Financing Activities
  Operating Line of Credit                                       (2,528,000)      (2,528,000)         127,000          127,000
  Long-term Debt                                                   (115,000)        (115,000)          54,000           54,000
  Non-controlling Interest                                          138,000          138,000               --               --
  Common Shares Issued                                               22,000           22,000           15,000           15,000
                                                                 ----------       ----------        ---------        ---------
                                                                 (2,483,000)      (2,483,000)         196,000          196,000
                                                                 ----------       ----------        ---------        ---------
Net Cash Flows for the Period                                    (2,033,000)      (2,033,000)       1,489,000        1,489,000

Cash and Cash Equivalents, Beginning of Period                    3,635,000        3,635,000        5,993,000        5,993,000
                                                                 ----------       ----------        ---------        ---------
Cash and Cash Equivalents, End of Period                          1,602,000        1,602,000        7,482,000        7,482,000
                                                                 ==========       ==========        =========        =========
Cash and Cash Equivalents Represented By:
Cash and Marketable Securities                                    1,602,000        1,602,000        7,482,000        7,482,000
                                                                 ==========       ==========        =========        =========

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                  For the three months ended December 31, 2002

--------------------------------------------------------------------------------
Significant Accounting Policies:
--------------------------------------------------------------------------------

      Except that the Comapny now measures stock-based compensation using the fair value method, these interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2002. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2002.

      The effect of the change in accounting policy from the intrinsic value method to the fair value method of measuring stock-based compensation has not been determined.

--------------------------------------------------------------------------------
Capital Assets:
--------------------------------------------------------------------------------

                                                                                  $
Balance per September 30, 2002 financial statements                          4,867,000

Telephone sub-assembly equipment - EigerNet, Inc. plant in South Korea       1,594,000
Other additions and disposals                                                  112,000
Amortization provided for three months                                        (129,000)
                                                                             ---------
Balance - December 31, 2002                                                  6,444,000
                                                                             =========

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Revelant differences between accounting principles generally accepted in Canada ("Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

SFAS 123 recommends that the fair value method be used to measure stock-based compensation, although APB Opinion 25 permits the use of the intrinsic method. While the intrinsic method was generally used in Canada, the fair value method is now required.

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                  For the three months ended December 31, 2002

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP - continued:
--------------------------------------------------------------------------------

Reconciliations:

                                                                 December 31        December 31
                                                                     2002               2001
                                                                 -----------        -----------
                                                                       $                  $
Net Income
- per Cdn. GAAP                                                  (1,022,000)         (784,000)
- expense current product development costs                              --                --
- add back amortization of deferred costs                                --            17,000
- adjustments to non-controlling interest and future taxes               --            (6,000)
- foreign currency translation adjustment                            23,000           100,000
                                                                -----------       -----------
- per U.S. GAAP                                                    (999,000)         (673,000)
Comprehensive item - foreign currency translation                   (23,000)         (100,000)
                                                                -----------       -----------
Comprehensive Income                                             (1,022,000)         (773,000)
                                                                ===========       ===========
Accumulated Other Comprehensive Items
- per Cdn. GAAP                                                          --                --
- cumulative foreign currency translation adjustments              (690,000)         (426,000)
                                                                -----------       -----------
- per U.S. GAAP                                                    (690,000)         (426,000)
                                                                ===========       ===========
Retained Earnings (Deficit)
- End of Period per Cdn. GAAP                                   (27,351,000)      (21,875,000)
- expense deferred product development costs net of
  portion relating to non-controlling interest                           --          (281,000)
- foreign currency translation adjustments                          690,000           426,000
- future income tax savings related to above                             --            94,000
                                                                -----------       -----------
- End of Period per U.S. GAAP                                   (26,661,000)      (21,636,000)
                                                                ===========       ===========
Total Assets
- per Cdn. GAAP                                                  23,650,000        28,695,000
  expense deferred product development costs                             --          (281,000)
- increase in future income tax assets                                   --            94,000
                                                                -----------       -----------
- per U.S. GAAP                                                  23,650,000        28,508,000
                                                                ===========       ===========

--------------------------------------------------------------------------------
Segmented Information:
--------------------------------------------------------------------------------

Segmented information is presented on the following two pages. The segment previously referred to as "ADH" is now known as "Newlook".

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                December 31, 2002

                                         Newlook                          K-Tronik                          Onlinetel
                                -------------------------       ---------------------------        --------------------------
                                Current          Year to          Current         Year to           Current          Year to
                                Quarter            Date           Quarter           Date            Quarter            Date
                                -------------------------       ---------------------------        --------------------------
                                    $                $               $                $                $                $
Sales:
  External                       295,000          295,000        1,902,000        1,902,000        1,001,000        1,001,000
  Intersegment                        --               --               --               --               --               --
                                 295,000          295,000        1,902,000        1,902,000        1,001,000        1,001,000
                                -------------------------       ---------------------------        --------------------------
Cost of Sales                   (209,000)        (209,000)      (1,442,000       (1,442,000)        (800,000)        (800,000)
Other Expenses                  (211,000)        (211,000)        (938,000)        (938,000)        (368,000)        (368,000)
                                -------------------------       ---------------------------        --------------------------
                                (125,000)        (125,000)        (478,000)        (478,000)        (167,000)        (167,000)
Non-controlling Interest          25,000           25,000          142,000          142,000               --               --
                                -------------------------       ---------------------------        --------------------------
Net Income (Loss)               (100,000)        (100,000)        (336,000)        (336,000)        (167,000)        (167,000)
                                =========================       ===========================        ==========================

                                         Newlook                          K-Tronik                          Onlinetel
                               --------------------------        --------------------------        --------------------------
                                 Dec. 31         Sept. 30         Dec. 31         Sept. 30          Dec. 31         Sept. 30
                                  2002             2002            2002             2002              2002             2002
                               --------------------------        --------------------------        --------------------------
                                    $                $               $                $                 $                $
Current Assets:
  Cash                           160,000          232,000           90,000          442,000           13,000           77,000
  Accounts Receivable            268,000          305,000        1,628,000        2,200,000          424,000          567,000
  Inventory                      656,000          704,000        1,921,000        2,526,000               --               --
  Prepaid Expenses                 8,000            9,000          248,000          238,000           21,000           14,000
                               --------------------------        --------------------------        --------------------------
                               1,092,000        1,250,000        3,887,000        5,406,000          458,000          658,000
Capital Assets                 1,603,000        1,650,000          616,000          490,000        1,160,000        1,219,000
Long-term Investments                 --               --               --               --               --               --
Goodwill and Other               672,000          673,000        1,123,000        1,116,000        1,360,000        1,360,000
                               --------------------------        --------------------------        --------------------------
Total Assets                   3,367,000        3,573,000        5,626,000        7,012,000        2,978,000        3,237,000
                               ==========================        ==========================        ==========================

                                                                              All                          Reconciling
                                         Eiger                              Others                            Items
                              ---------------------------         -------------------------         ------------------------
                                Current         Year to            Current         Year to          Current          Year to
                                Quarter           Date             Quarter           Date           Quarter           Date
                              ---------------------------         -------------------------         ------------------------
                                   $                $                 $                $               $                $
Sales:
  External                     2,578,000        2,578,000               --               --              --               --
  Intersegment                        --               --               --               --              --               --
                              ---------------------------         -------------------------         ------------------------
                               2,578,000        2,578,000               --               --              --               --

Cost of Sales                 (2,421,000)      (2,421,000)              --               --              --               --
Other Expenses                  (394,000)        (394,000)        (280,000)        (280,000)             --               --
                              ---------------------------         -------------------------         ------------------------
                                (237,000)        (237,000)        (280,000)        (280,000)             --               --
Non-controlling Interest          98,000           98,000               --               --              --               --
                              ---------------------------         -------------------------         ------------------------
Net Income (Loss)               (139,000)        (139,000)        (280,000)        (280,000)             --               --

                                                                              All                         Reconciling
                                         Eiger                              Others                           Items
                              ---------------------------        --------------------------         ------------------------
                                Dec. 31         Sept. 30           Dec. 31         Sept. 30         Dec. 31          Sept. 30
                                 2002             2002              2002             2002             2002             2002
                              ---------------------------        --------------------------         ------------------------
                                   $                $                 $               $                $                $
Current Assets:
  Cash                           560,000        1,679,000          779,000        1,205,000              --               --
  Accounts Receivable          1,742,000        1,791,000          235,000          212,000         (71,000)         (71,000)
  Inventory                    2,256,000        1,263,000               --               --              --               --
  Prepaid Expenses               603,000           78,000            8,000           39,000              --               --
                              ---------------------------        --------------------------         ------------------------
                               5,161,000        4,811,000        1,022,000        1,456,000              --               --
Capital Assets                 2,961,000        1,401,000          104,000          107,000              --               --
Long-term Investments          1,527,000        1,527,000          123,000          123,000              --               --
Goodwill and Other               830,000          555,000           22,000           27,000              --               --
                              ---------------------------         -------------------------         ------------------------
Total Assets                  10,479,000        8,294,000        1,271,000        1,713,000              --               --
                              ===========================        ==========================         ========================


                                        Totals per
                                        Financial
                                        Statements
                               ----------------------------
                                 Current          Year to
                                 Quarter            Date
                               ----------------------------
                                    $                 $
Sales:
  External                      5,776,000         5,776,000
  Intersegment                         --                --
                                5,776,000         5,776,000
                               ----------------------------
Cost of Sales                  (4,872,000)       (4,872,000)
Other Expenses                 (2,191,000)       (2,191,000)
                               ----------------------------
                               (1,287,000)       (1,287,000)
Non-controlling Interest          265,000           265,000
                               ----------------------------
Net Income (Loss)              (1,022,000)       (1,022,000)
                               ============================

                                        Totals per
                                        Financial
                                        Statements
                               ----------------------------
                                Dec. 31           Sept. 30
                                  2002               2002
                               ----------------------------
                                    $                  $
Current Assets:
  Cash                          1,602,000         3,635,000
  Accounts Receivable           4,226,000         5,004,000
  Inventory                     4,833,000         4,493,000
  Prepaid Expenses                888,000           378,000
                               ----------------------------
                               11,549,000        13,510,000
Capital Assets                  6,444,000         4,867,000
Long-term Investments           1,650,000         1,650,000
Goodwill and Other              4,007,000         3,731,000
                               ----------------------------
Total Assets                   23,650,000        23,758,000
                               ============================

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                December 31, 2001

                                            Newlook                          K-Tronik                          Onlinetel
                                   --------------------------       ---------------------------        --------------------------
                                     Current         Year to          Current         Year to           Current          Year to
                                     Quarter           Date           Quarter           Date            Quarter           Date
                                   --------------------------       ---------------------------        --------------------------
                                       $                $                $                $               $                $
Sales:
  External                           366,000          366,000        2,280,000        2,280,000          370,000          370,000
  Intersegment                            --               --               --               --               --               --
                                   --------------------------       ---------------------------        --------------------------
                                     366,000          366,000        2,280,000        2,280,000          370,000          370,000
Cost of Sales                       (290,000)        (290,000)      (1,510,000       (1,510,000)        (277,000)        (277,000)
Other Expenses                      (113,000)        (113,000)        (894,000)        (894,000)        (268,000)        (268,000)
                                   --------------------------       ---------------------------        --------------------------
                                     (37,000)         (37,000)        (124,000)        (124,000)        (175,000)        (175,000)
Non-controlling Interest                  --               --           12,000           12,000               --               --
                                   --------------------------       ---------------------------        --------------------------
Net Income (Loss)                    (37,000)         (37,000)        (112,000)        (112,000)        (175,000)        (175,000)
                                   ==========================       ===========================        ==========================

                                            Newlook                          K-Tronik                          Onlinetel
                                   --------------------------        --------------------------        --------------------------
                                    Dec. 31         Sept. 30           Dec. 31        Sept. 30          Dec. 31         Sept. 30
                                     2001             2001              2001            2001              2001             2001
                                   --------------------------        --------------------------        --------------------------
                                       $                $               $                $                 $                $
Current Assets:
  Cash                               180,000          312,000          139,000          147,000           10,000          208,000
  Accounts Receivable                374,000          344,000        1,820,000        2,102,000          164,000          173,000
  Inventory                          837,000          875,000        3,813,000        3,650,000               --               --
  Prepaid Expenses                     1,000            3,000          209,000          243,000            4,000            4,000
                                   --------------------------        --------------------------        --------------------------
                                   1,392,000        1,534,000        5,981,000        6,142,000          178,000          385,000
Capital Assets                     1,693,000        1,721,000          628,000          660,000          780,000          724,000
Long-term Investments                     --               --               --               --            8,000               --
Goodwill and Other                   196,000          379,000        1,160,000        1,182,000        1,314,000        1,314,000
                                   --------------------------        --------------------------        --------------------------
Total Assets                       3,281,000        3,634,000        7,769,000        7,984,000        2,280,000        2,423,000
                                   ==========================        ==========================        ==========================

                                                                                            All                     Reconciling
                                                    Eiger                                 Others                       Items
                                       ------------------------------          ----------------------------     --------------------
                                         Current             Year to            Current            Year to      Current      Year to
                                         Quarter              Date              Quarter              Date       Quarter       Date
                                       ------------------------------          ----------------------------     -------------------
                                            $                   $                  $                  $            $           $
Sales:
  External                              1,782,000           1,782,000                 --                 --        --          --
  Intersegment                                 --                  --                 --                 --        --          --
                                       ------------------------------          ----------------------------     -------------------
                                        1,782,000           1,782,000                 --                 --        --          --
Cost of Sales                          (1,815,000)         (1,815,000)                --                 --        --          --
Other Expenses                           (841,000)           (841,000)          (299,000)          (299,000)       --          --
                                       ------------------------------          ----------------------------     -------------------
                                         (874,000)           (874,000)          (299,000)          (299,000)       --          --
Non-controlling Interest                  713,000             713,000                 --                 --        --          --
                                       ------------------------------          ----------------------------     -------------------
Net Income (Loss)                        (161,000)           (161,000)          (299,000)          (299,000)       --          --
                                       ==============================          ============================     ====================

                                                                                           All                       Reconciling
                                                  Eiger                                   Others                        Items
                                       ------------------------------          ----------------------------     --------------------
                                         Dec. 31            Sept. 30            Dec. 31            Sept. 30     Dec. 31     Sept. 30
                                          2001                2001               2001                2001         2001        2001
                                       ------------------------------          ----------------------------     --------------------
                                            $                  $                   $                  $            $            $
Current Assets:
  Cash                                  3,729,000           1,461,000          3,424,000          3,865,000        --          --
  Accounts Receivable                   3,817,000           6,098,000            121,000             42,000        --          --
  Inventory                             1,242,000           2,020,000                 --                 --        --          --
  Prepaid Expenses                        485,000             442,000              7,000             77,000        --          --
                                       ------------------------------          ----------------------------     --------------------
                                        9,273,000          10,021,000          3,552,000          3,984,000        --          --
Capital Assets                          1,478,000           1,320,000            113,000            116,000        --          --
Long-term Investments                      80,000              80,000            330,000            324,000        --          --
Goodwill and Other                        498,000             789,000             41,000             46,000        --          --
                                       ------------------------------          ----------------------------     --------------------
Total Assets                           11,329,000          12,210,000          4,036,000          4,470,000        --          --
                                       ==============================          ============================     ====================


                                        Totals per
                                        Financial
                                        Statements
                               ----------------------------
                                 Current          Year to
                                 Quarter            Date
                               ----------------------------
                                    $                 $
Sales:
  External                      4,798,000         4,798,000
  Intersegment                         --                --
                               ----------------------------
                                4,798,000         4,798,000
Cost of Sales                  (3,892,000)       (3,892,000)
Other Expenses                 (2,415,000)       (2,415,000)
                               ----------------------------
                               (1,509,000)       (1,509,000)
Non-controlling Interest          725,000           725,000
                               ----------------------------
Net Income (Loss)                (784,000)         (784,000)
                               ============================

                                        Totals per
                                        Financial
                                        Statements
                               ----------------------------
                                Dec. 31           Sept. 30
                                  2001               2001
                               ----------------------------
                                    $                 $
Current Assets:
  Cash                          7,482,000         5,993,000
  Accounts Receivable           6,296,000         8,759,000
  Inventory                     5,892,000         6,545,000
  Prepaid Expenses                706,000           769,000
                               ----------------------------
                               20,376,000        22,066,000
Capital Assets                  4,692,000         4,541,000
Long-term Investments             418,000           404,000
Goodwill and Other              3,209,000         3,710,000
                               ----------------------------
Total Assets                   28,695,000        30,721,000
                               ============================